VIA ELECTRONIC TRANSMISSION

April 15, 2013

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	Caledonia Mining Corporation
Revised Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General & Special Meeting of Security Holders for the subject issuer:

1	ISIN: CUSIP:	CA12932K2020 12932K202
2	Date Fixed for the Meeting:	May 28, 2013
3	Record Date for Notice:	April 19, 2013
4	Record Date for Voting:	May 23, 2013
5	Beneficial Ownership Determination Date:	April 19, 2013
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8	Business to be conducted at the meeting:	Annual General & Special
9	Notice-and-Access: Registered Shareholders:	NO
	Beneficial Holders: Stratification Level:	NO NOT APPLICABLE
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

EQUITY FINANCIAL TRUST COMPANY

" Steven Nguyen "

Relationship Manager

snguyen@equityfinancialtrust.com

EquityFinancialTrust.com